Exhibit 99.1

NEWS RELEASE

Sandstorm Gold Announces Increase to Aurizona’s Proven and Probable Mineral Reserve to 2.36 Million Ounces

Vancouver, British Columbia | April 9, 2013

Sandstorm Gold Ltd. (“Sandstorm”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that Luna Gold Corp. (“Luna”) (TSX: LGC) has completed an update to its Proven and Probable Mineral Reserve estimate at its Aurizona Gold Mine in Brazil (“Aurizona”).

Highlights

-
Piaba deposit Proven and Probable Mineral Reserve of 2.36 million ounces of gold (“April 2013 Reserve”) including 56 million tonnes of ore with life of mine average 1.32 grams of gold per tonne (“g/t”)

-	New reserve represents 222% increase in Proven and Probable Mineral Reserves when compared to the Piaba July 2010 Reserve statement
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Piaba deposit reserves are contained within Aurizona property which also contains Measured and Indicated Mineral Resources of 3.63 million ounces of gold with an Inferred Mineral Resource of 1 million ounces of gold (as announced on March 14, 2013)

-
The Piaba deposit remains open along strike and at depth.  In addition, the brownfields exploration potential at Aurizona is significant as demonstrated by the emerging Boa Esperança, Ferradura, Conceição and Tatajuba deposits

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Based on the April 2013 Reserve and the anticipated completion of Phase I Expansion nameplate processing capacity of 10,000 tonnes per day, Piaba’s expected mine life has been extended to 2027 (approximately 15 years). Completion of the Phase I expansion is expected in the fourth quarter of 2013

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As a result of an increase of Piaba’s Proven and Probable Mineral Reserves average gold grade combined with the Phase I expansion, the Aurizona average life of mine gold production is now estimated between 125,000 and 140,000 ounces per annum

Sandstorm President and CEO Nolan Watson remarked, “The management team at Luna has done a great job of continuing to expand Aurizona. Today’s impressive reserve increase and the continued exploration success point to potential future growth."

Table 1. Piaba deposit, Aurizona project Mineral Reserve table, as at January 29, 2013.

Deposit	Classification	Tonnes	Au g/t	Au Ounces
Piaba	Proven	19,810,270	1.26	807,389
	Probable	35,643,165	1.35	1,547,887
	Proven & Probable	55,453,435	1.32	2,355,276

Notes:
1.     Luna Gold Mineral Resource upgrade effective as at January 29, 2013
2.     April 2013 Reserve is based on a gold price of US$1,350 per ounce
3.     The model was depleted to the end of month topography December 2012
4.     Includes 98% mining recovery
5.     Includes 10% mine dilution
6.     Includes foreign exchange conversion rate of 1.9 Brazilian Real to 1 US Dollar
7.     Break even cut off grades of 0.44 g/t, 0.49 g/t and 0.51 g/t were used for saprolite and laterite, transition and fresh rock ore types, respectively
8.     Metallurgical recoveries are included in the cut-off grade calculations and calculated to be 92% for saprolite and laterite, 91% for transition and 91% for fresh rock, respectively
9.     Au ounces exclude metallurgical recoveries
10.   April 2013 Reserve is presented in accordance with the classification standards established by the Canadian Institute of Mining, Metallurgy and Petroleum
11.   The estimates of mineral reserves may be materially affected by geotechnical, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues
12.   The mineral reserve estimate has been prepared and overseen by Qualified Persons Alberto Reyes, Chartered Professional with the Australian Institute of Mining and Metallurgy (AusIMM) and G. Peter Mah, P Eng Ontario, and independently reviewed by Sam Shoemaker, Registered SME Member, Micon International Limited

The updated Piaba resource announced on March 14, 2013 serves as the basis for the April 2013 Reserve which has been estimated assuming a spot gold price of $1,350 per ounce, mining recovery of 98%, and dilution of 10%. These assumptions result in a life of mine strip ratio (waste:ore) of 6.6:1.

Luna is currently undertaking further optimization studies to assess additional improvements to the April 2013 Reserve. These studies include (i) optimizing the life of mine expected operating costs related to the Phase I expansion production rate of 10,000 tonnes per day of ore; (ii) evaluating the possible conversion of the near mine resource deposits Tatajuba, Boa Esperanca, Ferradura and Conceicao with the view of integrating them under the Aurizona Mineral Proven and Probable Reserves; and (iii) the Aurizona Phase II expansion prefeasibility study.  The Company is targeting a subsequent reserves update during 2014.

Table 2. Aurizona project consolidated Mineral Resource table inclusive of Mineral Reserves as at January 29 2013.

Deposit	Type	Class	Tonnes	Au g/t	Au Ounces
Piaba	Pit constrained	Measured	19,510,000	1.36	850,000
		Indicated	59,010,000	1.40	2,652,000
		Measured and Indicated	78,520,000	1.39	3,502,000
		Inferred	6,990,000	1.61	362,000
	Outside Pit Shell	Inferred	9,450,000	1.95	592,000
Tatajuba	Pit constrained	Indicated	1,380,000	1.40	62,000
		Inferred	810,000	1.39	36,000
Boa Esperança	Pit constrained	Indicated	1,430,000	0.79	36,000
		Inferred	970,000	1.00	31,000
Conceição	Pit constrained	Indicated	160,000	0.75	4,000
		Inferred	60,000	0.82	2,000
Ferradura	Pit constrained	Indicated	500,000	1.65	27,000
		Inferred	260,000	1.65	14,000
Total	Pit Constrained and Outside Pit	Measured	19,510,000	1.36	850,000
		Indicated	62,480,000	1.38	2,781,000
		Measured and Indicated	81,990,000	1.38	3,631,000
		Inferred	18,540,000	1.74	1,036,000

For detailed information on the Aurizona project consolidated mineral resource, refer to the press release entitled, “Luna Gold increases measured and indicated resources to 3.63 million ounces and inferred resources to 1.04 million ounces at Aurizona” dated March 14, 2013. The technical report for the Resource update and this Reserve update will be filed under Luna’s profile on SEDAR (www.sedar.com) by the end of April 2013.

G. Peter Mah, Professional Engineer Ontario, Luna’s Vice President Operations, is the Qualified Person as defined under National Instrument 43-101 who reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capita and in return receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of ten gold streams, six of which are producing gold, and three NSR royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Brigus Gold Corp., Colossus Minerals Inc., Donner Metals Ltd., Entrée Gold Inc., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm”  in Sandstorm’s annual report for the financial year ended December 31, 2012 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Sandstorm Gold Ltd.
Nolan Watson, President & Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.